AXA EQUITABLE LIFE INSURANCE COMPANY ("AXA EQUITABLE")

ENDORSEMENT APPLICABLE TO CREDITS APPLIED TO ANNUITY ACCOUNT VALUE

The term "Contract" as used in this endorsement applies to either a Contract or Certificate. This endorsement is part of your Contract, and the same definitions apply to the capitalized terms. There are new definitions in this endorsement that are introduced below. The benefit described in this endorsement is subject to all the terms contained in your Contract, except as modified below. In this endorsement, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

When issued with this Endorsement, this Contract provides for an amount, referred to as a "Credit," to be allocated to your Annuity Account Value on the Transaction Date of each Contribution.

Credits

Each Credit is a percentage of the Contribution to which it relates. Each Credit is allocated pro rata to the Investment Options in the same proportions as the Contribution to which it relates. If you exercise your right to cancel this Contract under the ["Ten Days to Cancel"] provision (1) (described on the cover page) the amount payable will be reduced by the amount of the Credit. [However, the amount payable will reflect any investment gain or loss applicable to the Credit.] (2)

The applicable *Credit Percentage* is based on total Contributions during the first Contract Year [less any withdrawals during the first Contract Year], determined from the following table:

First Year Total Contribution Received	Credit Percentage applied to all Contributions
[Less than $500,000]	[4%]
[$500,000 to $999,999.99]	[4.5%] (3)
[$1 million and greater]	[5%]

Conditions Relating to Credits

1. The amount applied to an Annuity Benefit will be reduced by any Credits applicable to subsequent Contributions made during the [three years] immediately preceding the (4A) Transaction Date amounts are applied to an Annuity Benefit.

2. The Transaction Date amounts are applied to an Annuity Benefit may not be earlier than the [fifth Contract Date Anniversary.] (4B)

3. A Credit will apply to a subsequent Contribution only to the extent that the sum of that Contribution and prior Contributions to which no Credit was applied exceeds the sum of all withdrawals under your Contract.

4. If a Death Benefit is payable as described in Section 6.02 of the Contract and any applicable Endorsement, during the [twelve month] period following our receipt of a Contribution to which a Credit was applied, such Credit will be deducted on a pro rata basis from the Annuity Account Value in the Variable Investment Options and the Guaranteed Interest Option. ***If the Fixed Maturity Options are available, the following language will appear*** [If there is insufficient value or no value in the Variable Investment Options and the Guaranteed Interest Option, any additional amount required or the total amount of the charge, as applicable, will be withdrawn from the FMOs, if available, in order of the earliest Expiration Date(s) first. This deduction will occur on the Payment Transaction Date. If there is more than one Beneficiary under the Contract, the date of receipt of due proof and other beneficiary requirements first received by us from a Beneficiary is the date we use to determine the deduction of such Credit. For the purpose of any Death Benefit provision of your Contract that compares the Annuity Account Value with any other applicable Death Benefit, including any optional rider(s), the Annuity Account Value used in the comparison will reflect a reduction equal to the amount of such Credit. Credits are deducted from the Annuity Account Value before any such comparison is made.

If an Expected First Year Contribution Amount is indicated in the Data Pages:

If an Expected First Year Contribution Amount is indicated in the Data Pages, the amount indicated will be used initially to determine your Credit Percentage from the above table. If an additional Contribution received during the First Contract Year brings your First Year Total Contributions to a level that qualifies you for a higher Credit Percentage, the higher Credit Percentage will be applied to all Contributions, and an adjustment for prior Credits will be made on the Transaction Date of such additional Contribution. The amount of such adjustment will be equal to the difference in the Credit Percentages multiplied by the total Contributions to which the lower rate had been applied. This amount will be allocated among the Investment Options in the same proportion as such additional Contribution. On the first Contract Anniversary Date, we will compare your Expected First Year Contribution Amount indicated in the Data Pages to the actual amount you contributed in the first Contract Year. If the credit percentage applicable to the First Year Total Contributions is less than the credit percentage applied based on the Expected First Year Contribution Amount indicated in the Data Pages, we will recover an amount equal to the difference in the Credit Percentages multiplied by the total Contributions to which the higher rate had been applied.

If an Expected First Year Contribution Amount is not indicated in the Data Pages:

If an Expected First Year Contribution Amount is not indicated in the Data Pages, the amount of the initial Contribution will be used initially to determine your Credit Percentage from the above table. If an additional Contribution received during the First Contract Year brings your First Year Total Contributions to a level that qualifies you for a higher Credit Percentage, the higher Credit Percentage will be applied to all

Contributions, and an adjustment for prior Credits will be made on the Transaction Date of such additional Contribution. The amount of such adjustment will be equal to the difference in the Credit Percentages multiplied by the total Contributions to which the lower rate had been applied. This amount will be allocated among the Investment Options in the same proportion as such additional Contribution.

The Credit Percentage applied to each Contribution after the first Contract Year will be the Credit Percentage in effect on the first Contract Date Anniversary.

For purposes of this Endorsement, a "subsequent Contribution" is any Contribution after the initial Contribution.

AXA EQUITABLE LIFE INSURANCE COMPANY

Christopher M. Condron
Chairman and Chief Executive Officer

Karen Field Hazin, Vice President,
Secretary and Associate General Counsel